                                                                      EXHIBIT 11


                Statement re: Computation of Per Share Earnings


                                                        1998        1997       1996        1995         1994
                                                      -------     -------    -------     -------     ---------
Net Income ($000s)                                    $30,282     $ 8,052    $ 2,120     $10,501     $(22,711)

Basic weighted average
  number of common shares (000s)                       10,103      10,087     10,062      10,000       10,000

Diluted weighted average
  number of common and
  common equivalent shares (000s)                      10,174      10,087     10,062      10,000       10,000

Basic earnings per common share                       $  3.00     $   .80    $   .21     $  1.05     $  (2.27)

Diluted earnings per common share                     $  2.98     $   .80    $   .21     $  1.05     $  (2.27)